Delisting Determination,The Nasdaq Stock Market, LLC, February 22, 2007, JMAR Technologies, Inc. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of JMAR Technologies, Inc. (the Company), effective at the opening of business on March 5, 2007.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rule: 4310(c)(04). The
Company was notified of Staffs determination on November 9, 2006. On November 20, 2006, Staff notified the Company that it also failed to comply with Marketplace Rule 4310(c)(02). The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules: 4310(c)(04) and 4310(c)(02).
The Company was notified of the Panels decision on December
21, 2006 and trading in the Companys securities was suspended on December 26, 2006. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for reviw. The Panels Determination to delist the Company became final on February 5, 2007.